                               Filed by Easy Gardener Products, Ltd. pursuant to
                          Rule 425 under the Securities Act of 1933, as amended,
                               and deemed filed pursuant to Rule 14a-6 under the
                                     Securities Exchange Act of 1934, as amended

                                     Subject Company: U.S. Home & Garden Trust I
                                                  Commission File No: 333-102296

[Logo]
U.S. Home & Garden Inc.

August 14, 2003


Dear Trust Preferred Security Holder:

Enclosed is a copy of the Proxy Statement/Prospectus regarding the upcoming special meeting of trust preferred security holders of U.S. Home & Garden Trust I to be held on September 16, 2003.

At the meeting, holders of the 9.4% cumulative trust preferred securities are being asked to vote on proposed amendments to the trust securities which are necessary to complete a proposed sale of assets of the material subsidiaries of U.S. Home & Garden Inc.

If the proposed amendments are approved, Easy Gardener Products Ltd. -- an entity formed by the management teams of Easy Gardener, Inc. and Ampro Industries, Inc., the current operating subsidiaries of U.S. Home & Garden Inc. -- will acquire substantially all operations and assets and assume substantially all liabilities of Easy Gardener and Ampro. In addition, Easy Gardener Products will assume all obligations of U.S. Home & Garden relating to the trust securities and will acquire all common securities of the trust, as well as the trust preferred securities owned by U.S. Home & Garden. The assets to be purchased and liabilities to be assumed comprise 98% of the assets and 99% of the liabilities of U.S. Home & Garden on a consolidated basis.

The proposed amendments are not expected to materially alter the rights or interests of trust preferred security holders. If adopted, the Trust will become a subsidiary of Easy Gardener Products rather than of U.S. Home & Garden. Easy Gardener Products will have substantially the same operations as U.S. Home & Garden after the closing.

The transition to Easy Gardener Products will be essentially seamless because:

    o Easy Gardeners Products' senior indebtedness will, like U.S. Home & Garden's current indebtedness to senior lenders, continue to rank prior to the debentures issued to the Trust in right of payment;

    o All of the acquired assets will, as they do now, continue to secure the assumed senior indebtedness;

    o Easy Gardener Products will be subject to the reporting provisions of the Securities Exchange Act of 1934 and have the same reporting obligations as U.S. Home & Garden now has vis a vis the Trust;


             655 Montgomery St., Suite 500 o San Francisco, CA 94111
                      (415) 616-8111 o FAX (415) 616-8110

    o   The trust preferred securities will continue to be listed on AMEX; and

    o Current management and employees of Easy Gardener and Ampro will remain as the management and employees for the transferred operations.

A number of factors were considered by the Board of U.S. Home & Garden Inc. in determining that the proposed amendments to the Trust documents make sense to holders of the trust preferred securities, including:

    o If the proposed amendments are not adopted, argument could be made that the proposed asset sale by the subsidiaries of U.S. Home & Garden is not an asset sale by U.S. Home & Garden, and thus that U.S. Home & Garden is precluded from transferring its Trust-related obligations with the sale. This would mean the only way to structure the subsidiaries' sale of their operations would be to have them transfer those operations (which represent almost all of the enterprise's consolidated operations) without transferring U.S. Home & Garden's obligations under the Trust indenture, a structure which would, following the sale, leave the Trust-related obligations in an entity with minimal operating assets and a limited revenue stream.

    o Even with the additional amounts proposed to be borrowed by Easy Gardener Products the financial viability opinion provided by Roth Capital Partners, LLC concludes that, based on our March 31, 2003 financial information and after giving effect to the closing of the proposed asset sale, Easy Gardener Products would be able to pay its debts as they mature (and, thus, its interest payments to the Trust on the debentures), and, from a financial point of view, have a financial viability comparable to the financial viability of U.S. Home & Garden and its subsidiaries prior to the closing; and

    o There is not expected to be any significant taxable effect to either Easy Gardener Products or the holders of the trust preferred securities from the proposed asset sale.

Finally, as noted in the proxy statement/prospectus, Central Garden & Pet Company (NASDAQ: CENT) has agreed to loan $2.5 million to Easy Gardener Products to facilitate the proposed asset sale. Central Garden & Pet Company will receive a warrant to purchase 49% of the equity interests of Easy Gardener Products, as well as options exercisable after three years to purchase the remaining 51%.

A PROXY STATEMENT/PROSPECTUS RELATED TO THE PROPOSED ASSET SALE WAS CIRCULATED TO THE HOLDERS OF THE TRUST PREFERRED SECURITIES OF RECORD ON MAY 12, 2003 FOR THE PURPOSE OF SOLICITING PROXIES FOR A MEETING OF THE HOLDERS OF THE TRUST PREFERRED SECURITIES WHICH HAD BEEN SCHEDULED FOR JUNE 27, 2003. SUBSEQUENT TO MAILING THAT PROXY STATEMENT/PROSPECTUS, BUT PRIOR TO THE MEETING DATE THE TERMS OF THE PROPOSED ASSET SALE WERE SIGNIFICANTLY REVISED, RESULTING IN A REDUCTION IN THE PURCHASE PRICE BEING PAID BY EASY GARDENER FOR THE ASSETS BEING ACQUIRED AND A REDUCTION IN BORROWINGS BY EASY GARDENER AND THE MEETING WAS SUBSEQUENTLY ADJOURNED. THE ENCLOSED PROXY STATEMENT/PROSPECTUS REFLECTS THE TERMS OF THE PROPOSED ASSET SALE AS REVISED.

IF YOU WERE A TRUST PREFERRED SECURITY HOLDER OF RECORD ON THE RECORD DATE FOR THE PREVIOUSLY SCHEDULED MEETING AND SUBMITTED YOUR PROXY IN FAVOR OF THE AMENDMENTS RELATED TO THE PROPOSED ASSET SALE AND YOU CONTINUE TO WISH TO VOTE IN FAVOR OF THE AMENDMENTS, OR IF YOU HAVE NOT PREVIOUSLY VOTED AND WISH TO VOTE IN FAVOR OF THE AMENDMENTS, PLEASE EXECUTE AND SUBMIT THE ENCLOSED FORM OF PROXY IN FAVOR OF THE AMENDMENTS RELATED TO THE PROPOSED ASSET SALE AS CURRENTLY CONSTITUTED.


             655 Montgomery St., Suite 500 o San Francisco, CA 94111
                      (415) 616-8111 o FAX (415) 616-8110

Your vote is very important, no matter how many or few shares you may own. Approval of the amendments requires the affirmative vote of a majority of the trust preferred securities outstanding. Please vote TODAY by telephone, by internet, or by signing, dating and returning the enclosed form of proxy in the postage-paid envelope provided.

Thank you very much for your support.

Sincerely,

/s/ Robert Kassel

Robert Kassel
President and Chief Executive Officer

          ============================================================
                                 IMPORTANT NOTE:

               Remember, you may vote by telephone or internet --
              Simply follow the easy instructions on the enclosed
                                  voting form.

                If you have any questions, or need assistance in
                    voting your shares, please call our proxy
                                   solicitor:

                           INNISFREE M&A INCORPORATED
                           TOLL-FREE at 1-888-750-5834

          ============================================================

ADDITIONAL IMPORTANT INFORMATION

This filing relates to the solicitation of proxies by U.S. Home & Garden Inc. ("USHG") from the holders of the 9.40% Cumulative Trust Preferred Securities (the "Trust Securities") of U.S. Home & Garden Trust I (the "Trust") for use at the special meeting of the holders of such Trust Securities to, among other things, consider and vote upon the approval and adoption of proposed amendments to the instruments governing the rights of the holders of the Trust Securities (the "Trust-Related Documents") in connection with the proposed sale of assets (the "Asset Sale") by the material subsidiaries of USHG to Easy Gardener Products, Ltd. ("EGP"). EGP and the Trust filed a registration statement on Form S-4 (Commission File Numbers: 333-102296 and 102296-01) with the Securities and Exchange Commission (the "Commission") which was declared effective by the Commission on June 5, 2003. The proxy statement/prospectus included the registration statement was mailed to the holders of the Trust Securities on or about June 6, 2003. Subsequent to mailing that proxy statement/prospectus, but prior to the meeting date of June 27, 2003, the terms of the proposed asset sale were significantly revised and the meeting was subsequently adjourned. A new meeting date of September 16, 2003 was set. The revised terms were included in an updated draft of the proxy statement/prospectus included in a post-effective amendment to the registration statement on Form S-4 filed by the Trust and EGP with the Commission on August 7, 2003. The post-effective amendment was declared effective by the Commission on August 8, 2003 and copies of the revised proxy statement/prospectus were mailed on or about August 14, 2003 to holders of record of the Trust Securities on August 11, 2003. Security holders of the Trust are urged to read the proxy statement/prospectus regarding the proposed amendments to the Trust-Related Documents and the Asset Sale since it contains important information regarding the proposed transaction. Security holders of the Trust may obtain a free copy of the proxy statement/prospectus, which has been delivered to the holders of the Trust Securities, free of charge from the Commission's website at http://www.sec.gov. The proxy statement/prospectus may also be obtained free of charge by directing such requests to USHG's corporate office at 655 Montgomery Street, Suite 830, San Francisco, California 94111 or by calling (415) 616-8111.


             655 Montgomery St., Suite 500 o San Francisco, CA 94111
                      (415) 616-8111 o FAX (415) 616-8110